SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 0-29621

                Form 10-QSB for Period Ended: September 30, 2000

PART - I - Registrant Information

                              SUN RIVER MINING, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

                               CIK No. 0001039466

                  4058 HISTEAD WAY, EVERGREEN, COLORADO           80439
-------------------------------------------------------------------
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:   308-728-3509


PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on form 10-Q, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-Q and form 10-QSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The fiscal year end September 30, 2000 annual audit of Sun River Mining, Inc. Inc. is not yet completed and cannot be completed by the required filing date of November 14, 2000 without unreasonable cost and effort due to the following:


The accountant was unable to complete the books in the 45 days allotted.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

            /s/Steven R. Davis, President    970 728-0175

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                No


     Sun River Mining, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: November 13, 2000           SUN RIVER MINING, INC.


                                           /s/ Steven R. Davis
                                           -------------------------------------
                                           Steven R. Davis, President